Exhibit 99.1

Update on noco-noco’s Carbon Credit Projects in Papua New Guinea

On August 29, 2023, the Climate Change and Development Authority (“CCDA”) of Papua New Guinea (“PNG”) acknowledged, by way of an official letter, its support for two carbon abatement projects in PNG that have been submitted by Hop2it Australasia Pty Ltd (“Hop2it Australasia”), a subsidiary of Hop2it Holdings Pte. Ltd. (“Hop2it Holdings”), to the CCDA.

These two projects, amongst more than 30 contracted projects secured by Hop2it Australasia or Hop2it Holdings (together referred to as “Hop2it”) in PNG, involve deforestation avoidance. The shareholders of Hop2it Holdings, which are shareholders of noco-noco Inc. (“NNI”), Hop2it Holdings and Hop2it Australasia have a restructuring deed with noco-noco Pte. Ltd. and noco-noco Australia Pty Ltd., whereby 52% of the profits from Hop2it’s carbon abatement projects will be paid to NNI. Furthermore, under the terms of the deed, Hop2it’s carbon abatement management business and all future potential economic benefits of the Hop2it’s carbon abatement management business will be carried out through and assigned to noco-noco Australia Pty Ltd., a subsidiary of NNI, 52% of which is owned by NNI and 48% of which is owned by the shareholders of Hop2it.

The first two projects that the CCDA has reviewed are (1) the An Orumako Customary Landowner Area in the Kikori District, Gulf Province, and (2) the Cloudy Bay Customary Landowner Area in the Abau District, Central Province. The size of these land plots are 52,750 hectares and 148,434 hectares respectively. The CCDA recognizes that:

1.

The two projects are submitted under the National REDD+ Methodology and Development Guidelines adopted by PNG and have been worked on and submitted to the CCDA by Hop2it as the REDD+ qualified Proponent, and with the Natural Forest Standard (“NFS”) in the United Kingdom as the Creditor, who have provided preferred Verification Validation Body (“VVB”) to Hop2it, to vet and work with to harvest Carbon Credit Units.

2.

The two parties, Hop2it and NFS, are working on completing the Project Design Documents (“PDD”), which will qualify NFS for Permit Issuance by the CCDA, once the PNG moratorium on new REDD+ projects (which has been in place since March 2022) is lifted. Hop2it understands that this lifting will be forthcoming in the very near future.

Currently, there are more than 30 contracted projects secured in PNG totaling approximately 5.3 million hectares and are estimated to produce around 159 million tons of carbon credits. The above two projects are the initial projects that have been acknowledged and supported by the CCDA.

When available, the generated carbon credits will be applied to offset unavoidable emissions including in noco-noco’s clean and energy-efficient mobility leasing service, and will also be sold to third parties looking for offsets in their own decarbonization journey.

About noco-noco

noco-noco is a decarbonization solutions provider working to accelerate the global transformation to a carbon-neutral economy. With X-SEPA™, a battery separator technology designed for long-lasting and high heat-resistant performance, and noco-noco’s carbon-neutral leasing platform, noco-noco expects to address the need for clean, affordable, and sustainable energy solutions. noco-noco Inc. made its Nasdaq debut in Aug 2023. For more information on noco-noco, visit www.noco-noco.com

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Contact:

Nandini Prashad

Head of Strategic Communications and PR, noco-noco

contactus@noco-noco.com